Mindray Medical International Limited
January 19, 2011
By Hand and EDGAR
Mr. Pradip Bhaumik
Special Counsel, Office of Global Security Risk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D. C. 20549
Re: Mindray Medical International Limited
Form 20-F for the fiscal year ended December 31, 2009
File No. 1-33036
Dear Mr. Bhaumik:
The following is in response to your letter dated December 1, 2010, to Mindray Medical International Limited (the “Company”) regarding our Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”).
As requested in your letter, the Company sets forth its response to your comments, each of such responses keyed to the individual comment to which the response is directed.
The Company acknowledges that:
1.	it is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “SEC”) from taking any action with respect to its filings; and

3.	it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Comment 1:
We note that certain of your independent distributors are located in, or conduct business with, Cuba, Iran, Sudan, and Syria, countries that are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your contacts with Cuba, Iran, Sudan, and Syria since your letter to us dated August 4, 2006, and any anticipated contacts with those countries, whether through subsidiaries, distributors, or other direct or indirect arrangements. Your response should

Mindray Medical International Limited
describe any products, equipment, components, technology, or services that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.
Response to Comment 1:
The Company respectfully informs the Staff that its non-U.S. operations sell and have sold small volumes of non-military use medical device products and components to independent, non-U.S. third party distributors (“Distributors”) located in Cuba, Iran, Sudan and Syria (collectively, the “Named Countries”). The Company does not sell its products and components directly to end users in the Named Countries. The Company’s sales of such medical device products and components to distributors in the Named Countries are conducted on a purchase order basis, and each Distributor is authorized to sell in a specific geographic region, as well as provide post-sale servicing. As with all of its distributors, the Company provides technical support and training to such distributors on an on-going basis in-country. The Company’s in-country activities in the Named Countries are limited to occasional visits for the purposes of providing training to distributors and to conduct customer surveys.

All of the Company’s activities in the Named Countries are undertaken and independently managed by the Company’s non-U.S. operations. Consistent with U.S. economic sanctions laws, the Company’s compliance policies do not permit the involvement of any of Mindray’s U.S.-based operations or U.S. citizens or permanent residents, whether based in the United States or outside the United States, in any of the Company’s activities in the Named Countries.

Sales by non-U.S. operations to Distributors in the Named Countries represented an immaterial percentage of the Company’s total net revenues for 2007, 2008, 2009, and the first nine months of 2010 (the “Relevant Period”). Exhibit A attached hereto presents the revenues, their percentage of total net revenues and the identity of the type of products and/or components sold. The Company and its subsidiaries had no assets or liabilities related to its activities in the Named Countries at the end of the respective periods.
     Comment 2:
In addition, please tell us whether, to the best of your knowledge, understanding, and belief, any of the products, components, equipment, technology, or services you have provided, directly or indirectly, into Cuba, Iran, Sudan, and Syria have weapons or other military uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, such products, components, equipment, technology, or services have been put to weapons or other military use by Cuba, Iran, Sudan, or Syria, and discuss any such use of which you are aware.

Mindray Medical International Limited
Response to Comment 2:
The Company respectfully informs the Staff that none of the products it designs, produces, manufactures or sells is specifically designed for a military application, and to the best of the Company’s knowledge and understanding, none of the component parts of its products sourced from third party vendors is specifically designed for or has been put to a military application. The Company has not provided, does not currently provide, and has no intention to provide any products designed for weapons or military use to any Named Countries. The component parts that the Company procures from third party vendors are readily available in commercial electronic components markets, and are commodity type parts with limited if any proprietary aspects in their design and embedded technology.
     Comment:
1.	Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.
Response to Comment 3:
The Company respectfully notes that both the courts and the SEC have indicated that a company must look to both quantitative and qualitative aspects of the information in question to assess materiality.

Quantitative Analysis

The courts and the SEC have confirmed that the use of a particular financial statement metric and a related percentage as a numerical threshold, such as less than 5% of net sales, may provide the basis for a preliminary assumption that — without considering all relevant circumstances — a deviation of less than the

Mindray Medical International Limited
specified percentage with respect to a particular item on a company’s financial statements is unlikely to be material. The metric or metrics that should be applied under particular circumstances depends upon those circumstances. While there is no single metric by which to assess the quantitative materiality of the Company’s consolidated activities in the Named Countries, based on the quantitative assessment of net sales provided above, the Company believes that its consolidated business in or with the Named Countries is immaterial to its present and future financial condition and results of operations. The Company’s geographic diversification further reduces the risk that revenue losses related to the Named Countries would be material to its consolidated operations.

Qualitative Analysis

The courts and the SEC assess qualitative materiality by determining whether a reasonable investor would consider the information important in making an investment decision or whether it would significantly alter the total mix of information available to an investor. Based on the Company’s assessment of the totality of all relevant factors, it believes that its consolidated activities in or with the Named Countries is qualitatively immaterial for the following reasons:
•	the products and components that the Company designs, manufactures and sells are designed for medical use and are humanitarian in nature;

•	none of the products and components that the Company designs, manufactures and sells is designed for military or terrorist use and to the best of its knowledge, no third-party components used in the Company’s products are specifically designed for or have been put to military or terrorist uses;

•	the Company has no direct operations in the Named Countries, and it sells its medical products and components only to independent, non-U.S. third party distributors located in these countries;

•	the Company conducts diligence on Distributors in the Named Countries and to the best of its knowledge it has no contact with state-owned entities in the Named Countries; and

•	the Company is committed to terminating all contacts with any Distributor or other actor listed on the list of the Specially Designated Nationals List maintained by the U.S. Treasury Department Office of Foreign Asset Control.
The Company has also considered the state legislation referred to in the Staff’s comment letter in reaching its decision that the Company’s consolidated business

Mindray Medical International Limited
activities in the Named Countries are qualitatively immaterial. The Company does not believe that this type of state legislation affects the analysis of whether a public company is required to disclose insignificant permissible business activities in countries subject to U.S. economic sanctions under the federal securities law. That a state retirement fund, for example, may be required to report its holdings, or consider divestment, in a company that does permitted business in such Named Countries does not alter the Company’s materiality analysis. Accordingly, the Company does not believe that its consolidated activities and contacts with any of the Named Countries are qualitatively material such that it is substantially likely that a reasonable investor would consider these activities and contacts important in making an investment decision or that such activities and contacts would be viewed qualitatively as significantly altering the total mix of information provided to its investors.
* * * *
If you have any further questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact Shan Ying (Yeela Shan) From Legal Department of Mindray Medical International Limited at Mindray Building, Keji 12th Road South, High-tech Industrial Park, Nanshan, Shenzhen 518057, P.R. China or send an email to shanying@mindray.com.

Yours truly, Mindray Medical International Limited
/s/	Xu Hang
Xu Hang, Chairman and Co-Chief Executive Officer

Mindray Medical International Limited
EXHIBIT A
Products and Percentages of Net Sales Data

	Revenues (in	Net Sales (in	% of
Country	thousands of US$)	thousands of US$)	Total Net Sales	Type of Products Sold
Cuba
2007	294,296	26	0.01%	Chemistry analyzer; hematology analyzer
2008	547,527	395	0.07%	Ultrasound systems; Chemical analyzer; parts
2009	634,183	607	0.10%	Chemistry analyzer, hematology analyzer, ultrasound and parts
Through Q3 2010	493,334	304	0.06%	Hematology reagent

Iran
2007	294,296	2,457	0.83%	Patient monitoring systems
2008	547,527	2,843	0.52%	Patient and veterinary monitoring and ultrasound systems; hematology analyzers
2009	634,183	2,156	0.34%	Patient monitoring and ultrasound systems; anesthesia machines, chemical analyzers
Through Q3 2010	493,334	2,441	0.49%	Patient monitoring systems; hematology analyzers; radiology machines; reagents

Sudan
2007	294,296	972	0.33%	Patient monitoring and ultrasound systems; hematology analyzers; electrocardiograph
2008	547,527	1,291	0.24%	Ultrasound systems; hematology analyzers; anesthesia machines; operating equipment
2009	634,183	2,143	0.34%	Ultrasound systems; anesthesia machines;
Through Q3 2010	493,334	1,09	0.22%	operating equipment and reagents

Syria
2007	294,296	787	0.27%	Patient monitoring systems
2008	547,527	1,094	0.20%	Patient monitoring systems
2009	634,183	1,093	0.17%	Patient monitoring systems
Through Q3 2010	493,334	1,002	0.20%	Diagnostic ultrasound systems